Press Release	June 17, 2026

 Largo Announces Results of its Annual General and Special Meeting of Shareholders

TORONTO -- Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), announces voting results from its Annual General and Special Meeting of Shareholders (the "Meeting") held on Tuesday, June 16, 2026.

A total of 54,492,193 common shares of the Company were voted at the Meeting, representing 53.99% of the Company's issued and outstanding common shares. Shareholders voted to approve all matters brought before the Meeting, including the election of all director nominees, the appointment of KPMG LLP as the Company's auditors for the ensuing year, and the approval of the Company's amended and restated share compensation plan.

Largo's Board of Directors wishes to thank its shareholders for their continued support. Detailed results of the votes on the election of directors are as follows:

Name of Director Nominee	Shares Voted For	%	Shares Withheld	%
Alberto Arias	35,288,944	83.171%	7,140,296	16.829%
David Brace	41,639,822	98.139%	789,418	1.861%
Alonso Checa	42,133,662	99.303%	295,578	0.697%
Daniel Tellechea	36,148,946	85.198%	6,280,294	14.802%
Andrea Weinberg	41,809,985	98.541%	619,254	1.459%

For further detailed voting results on the Meeting, please refer to the Company's Report of Voting Results filed on SEDAR+ at www.sedarplus.ca and on www.sec.gov.

About Largo

Largo is the world's largest primary vanadium producer and a globally recognized supplier of high-quality vanadium products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 37.4% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and 100% interest in the Currais Novos Tungsten Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com